UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Aquaron Acquisition Corp.

(Name of Issuer)

Common Stock, par value $ 0.0001 per share

(Title of Class of Securities)

03842W105

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☑	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
Aquaron Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER
1,578,060
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
1,578,060
	8	SHARED DISPOSITIVE POWER
-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,578,060
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
22.41%
12	TYPE OF REPORTING PERSON*
FI

1	NAME OF REPORTING PERSON
Yating Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER
1,578,060
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
1,578,060
	8	SHARED DISPOSITIVE POWER
-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,578,060
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
22.41%
12	TYPE OF REPORTING PERSON*
IN

Item 1.

(a)	Name of Issuer:	Aquaron Acquisition Corp. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:	Aquaron Acquisition Corp., 515 Madison Ave. 8th Floor, NY, New York 10022

Item 2.

(a)	Name of Person Filing:	Aquaron Investments LLC and Yating Wang. Yating Wang is the sole member of Aquaron Investments LLC

(b)	Address of Principal Business Office or if none, Residence:

The address for this entity and individual is:

Aquaron Investments LLC

515 Madison Ave. 8th Floor

New York NY 10022

Yating Wang

c/o Aquaron Investments LLC

515 Madison Ave. 8th Floor

New York NY 10022

(c)	Citizenship:	Aquaron Investments LLC – State of Delaware Yating Wang – China

(d)	Title of Class of Securities:	Common Stock, par value $0.0001 per share

(e)	CUSIP Number:	03842W105

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 1,578,060

(b)	Percent of Class:

Aquaron Investments LLC and Yating Wang beneficially own 1,578,060 shares of common stock. This accounts for 22.41% of the 7,040,240 shares of common stock outstanding as of November 17, 2022, as disclosed in the Company’s Form 10-Q filed with the SEC on November 17, 2022. Such amount does not include rights convertible into 53,753 shares of common stock at the closing of the Company’s initial business combination.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

Aquaron Investments LLC – 1,578,060 shares

Yating Wang - 1,578,060 shares *

(ii)	shared power to vote or to direct the vote:

Aquaron Investments LLC – 0 shares

Yating Wang - 0 shares

(iii)	sole power to dispose or to direct the disposition of:

Aquaron Investments LLC – 1,578,060 shares

Yating Wang - 1,578,060 shares *

(iv)	shared power to dispose or to direct the disposition of:

Aquaron Investments LLC – 0 shares

Yating Wang - 0 shares

*	Yating Wang is the sole member of the Reporting Person. As such, Ms. Wang may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 1,578,060 shares of common stock owned by Aquaron Investments LLC as of December 31, 2022. Ms. Wang disclaims any pecuniary interest in the shares of common stock owned by Aquaron Investments LLC except to the extent of his ownership interest in Aquaron Investments LLC.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

AQUARON INVESTMENTS LLC

By:	/s/ Yating Wang
	Name:	Yating Wang
	Title:	Director

/s/ Yating Wang
Yating Wang